Exhibit 4.2

SBERA 401(K) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

SUMMARY PLAN DESCRIPTION

January 1, 2018

Prepared by:

Benefit Plans Administrative Services LLC

SBERA 401(K) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

SUMMARY PLAN DESCRIPTION

i

ii

INTRODUCTION

INTRODUCTION

Century Bancorp (the “Employer”) established the SBERA 401(k) Plan as adopted by Century Bancorp, Inc. (the “Plan”) effective October 01, 1996. This Summary Plan Description describes the Plan as restated effective January 01, 2018.

This revised Summary Plan Description supersedes all previous Summary Plan Descriptions. Although the purpose of this document is to summarize the more significant provisions of the Plan, the Plan document will prevail in the event of any inconsistency. In addition, the terms of the Plan cannot be modified by written or oral statements made to you by the Plan Administrator or other personnel.

ELIGIBILITY FOR PARTICIPATION

Eligible Employee

You are an “Eligible Employee” if you are employed by Century Bancorp or any affiliate who has adopted the Plan.

Elective Deferral Contributions, Matching Contributions and Profit Sharing Contributions

You will become eligible to make Elective Deferral Contributions and receive Matching Contributions and Profit Sharing Contributions on the first day of the payroll period, or as soon as administratively feasible thereafter, coinciding with or next following the date you attain age 21, provided that you are an Eligible Employee on that date.

All eligibility service with the Employer is taken into account.

If you make or receive eligible contributions you will be a “Participant” in the Plan.

CONTRIBUTIONS TO THE PLAN

Account

“Account” means all of the contributions, of whatever type, made to the Plan for a Participant, including the earnings and losses on those contributions.

Elective Deferral Contributions

You may elect to reduce your Compensation (defined below) and make a contribution to the Plan on a pre-tax basis. These pre-tax contributions are known as Elective Deferral Contributions. You may elect to defer up to 75% of your Compensation on a pre-tax basis but must defer at least 2% of Compensation. Federal law also limits the amount you may elect to defer under this Plan and any other retirement plan permitting Elective Deferral Contributions during any calendar year ($18,500 in 2018). However, if you are age 50 or over, you may defer an additional amount, called a “Catch-up Contribution”, of up to $6,000 (in 2018). The Internal Revenue Code may further restrict Elective Deferral Contribution elections by “highly compensated” Participants.

1	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

CONTRIBUTIONS TO THE PLAN

You may elect to start, increase, reduce or totally suspend your elections to contribute to the Plan effective as of each pay period.

The Plan Administrator may establish rules regarding the manner in which your elections are made. The rules may also require that certain advance notice be given of any election. Your election regarding Elective Deferral Contributions is only effective for Compensation you will receive in the future. The Plan Administrator may also reduce or totally suspend your election if the Plan Administrator determines that your election may cause the Plan to fail to satisfy any of the requirements of the Internal Revenue Code.

Automatic Contributions

If after receiving a notice from the Plan Administrator, you do not make an Elective Deferral Contribution election you will be deemed to have made an Elective Deferral Contribution election in the amount of three percent (3%) of your Compensation.

NOTE: The automatic elections specified above will not apply if you already had an Elective Deferral Contribution election in effect on the effective date of the automatic enrollment feature that is equal to or exceeds the automatic contribution amount above.

The automatic elections specified above will be designated as pre-tax Elective Deferral Contributions.

Roth Contributions

The Plan allows Elective Deferral Contributions to be made as Roth Contributions. Roth Contributions are Elective Deferral Contributions that are made in the same manner as your pre-tax Elective Deferral Contributions except that Roth Contributions are made to the Plan on an after-tax basis. If certain requirements are met, a “qualified distribution” from your Roth Contribution Account in the Plan will not be taxed. Please note that Roth Contributions are “Matched Employee Contribution”. The Employer will match contributions you make as Roth Elective Deferral Contributions.

You must designate how much you would like to contribute on a pre-tax basis (normal Elective Deferral Contribution) and how much you would like to contribute as an after-tax Roth Contribution. You are not required to make any Roth Contributions. You may continue to designate all of your Elective Deferral Contribution elections as normal pre-tax contributions.

The sum of your Roth Contributions and regular Elective Deferral Contributions may not exceed the annual limit on regular Elective Deferral Contributions mentioned above.

As was mentioned above, a “qualified distribution” of your Roth Contributions (and earnings) is not taxable. A “qualified distribution” must be made more than five years after the first Roth Contribution is made and must meet at least one of the following requirements:

(i)	the distribution must be made after you attain age 59-1/2;

(ii)	the distribution must be made to your beneficiary after your death; or

(iii)	the distribution must be made on account of your disability.

2	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

CONTRIBUTIONS TO THE PLAN

Please note that Roth Contributions are not suitable for everyone. Please consult with your tax advisor before making any Roth Contributions to the Plan.

Amount of Matching Contributions

The Employer may, in its sole discretion, make a Matching Contribution on your behalf if you make a “Matched Employee Contribution” during the Plan Year. A “Matched Employee Contribution” is any Elective Deferral Contribution that you may make.

If you make a “Matched Employee Contribution” the Employer may contribute to your Matching Contribution Account in an amount and allocation formula as determined by the Employer in its sole discretion.

Any Matching Contributions made on Elective Deferral Contributions that are subsequently classified as a Catch-up Contribution will be forfeited to the extent allocated.

The Internal Revenue Code may also further restrict Matching Contributions for highly compensated employees.

Profit Sharing Contributions

The Employer may, in its sole discretion, make a Profit Sharing Contribution to the Plan on your behalf. You will be eligible to receive an allocation if you have completed at least one (1) hour of service during the Plan Year.

Profit Sharing Contributions will be allocated to the Profit Sharing Contribution Accounts of each Participant eligible to share in such allocations after the end of the Plan Year. Such contributions will be allocated to the Profit Sharing Contribution Account of each Participant eligible in pro rata shares.

Rollovers

The Plan may accept a Rollover Contribution made on behalf of any Eligible Employee, regardless of whether such employee has met the age and service requirements of the Plan. An Eligible Employee who has not yet met any of the eligibility requirements of the Plan will be deemed a Participant only with respect to amounts, if any, in his Rollover Contribution Account. In general, any eligible rollover distribution will be accepted by the Plan; however, the Plan Administrator may establish procedures that regulate the method by which Rollover Contributions will be accepted.

Military Service

If you serve in the United States armed forces and must miss work as a result of such service, you may be eligible to receive contributions, benefits and service credit with respect to any qualified military service. In addition, you or your survivors may be eligible to receive contributions, benefits and service credit if you die or become disabled while performing qualified military service.

3	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

CONTRIBUTIONS TO THE PLAN

Limits on Contributions

The amount that may be contributed to the Plan on your behalf in any year is limited to a fixed dollar amount ($55,000 in 2018). In addition, contributions cannot exceed 100% of your total Compensation.

Compensation

“Compensation” means wages that are subject to withholding under the federal income tax withholding rules. For any self-employed individual, Compensation will mean earned income. Compensation will include wages paid during any period in which you are performing service in the uniformed services while on active duty for a period of more than 30 days that represents all or a portion of the wages you would have received if you were performing service for the Employer. For purposes of Elective Deferral Contributions, Matching Contributions and Profit Sharing Contributions, Compensation will also include any amount you elect to defer on a tax-preferred basis to any Employer benefit plan. For purposes of Matching Contributions and Profit Sharing Contributions, Compensation will include only that compensation which is actually paid to you by the Employer during that part of the Plan Year that you are eligible to participate in the Plan. For purposes of Elective Deferral Contributions, Matching Contributions and Profit Sharing Contributions, Compensation will exclude all of the following items (even if includible in your income): reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, and welfare benefits. Compensation will also exclude taxable group- term life insurance for the purpose of all Contributions.

No more than $275,000 (in 2018) of Compensation may be taken into account in determining your benefits under the Plan.

For purposes of Elective Deferral Contributions, Matching Contributions and Profit Sharing Contributions, Compensation will include payments of unused accrued bona fide sick, vacation, or certain other leave that are paid to you after you terminate employment.

VESTING

Elective Deferral Account and Rollover Contribution Account

You are always fully (100%) vested in your Elective Deferral Account and Rollover Contribution Account.

Matching Contribution Account and Profit Sharing Contribution Account

Your interest in your Matching Contribution Account and Profit Sharing Contribution Account will vest based on your Years of Vesting Service (defined below) in accordance with the following schedule:

4	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

VESTING

Years of Vesting Service	Vesting Percentage

Less than One Year	0%

One Year but less than Two Years	20%

Two Years but less than Three Years	40%

Three Years but less than Four Years	60%

Four Years but less than Five Years	80%

Five or More Years	100%

However, if the Employer must make a Matching Contribution to your Account in order to satisfy certain nondiscrimination tests required by the Internal Revenue Code, you will be 100% vested in those Matching Contributions.

Special Vesting Rules

You will become fully (100%) vested upon your attainment of Normal Retirement Age while an employee, your death while an employee or becoming disabled while an employee.

Forfeitures

If You Receive a Distribution. If your employment with the Employer terminates and you receive a distribution of the entire vested portion of your Account, you will forfeit the nonvested portion of your Account. If the value of your vested Account balance is zero, you will be deemed to have received a distribution of your Account.

If You Do Not Receive a Distribution. If your employment with the Employer terminates and you do not receive a complete distribution of the vested portion of your Account, you will forfeit the nonvested portion of your Account after the date you incur five consecutive One-Year Periods of Severance.

Reemployment. If you receive or are treated as receiving a distribution and you resume employment, the amounts you have forfeited (if any) will be restored if you repay the full amount of the previous distribution before the earlier of 5 years after the first date on which you are subsequently reemployed, or the date you incur 5 consecutive One-Year Periods of Severance following the date of the distribution.

Year of Vesting Service

“Year of Vesting Service” means a 12-month period of time beginning on your date of hire. All periods of service and less than whole year periods of service will be aggregated on the basis that 12 months of service (30 days are deemed to be a month in the case of the aggregation of fractional months) or 365 days of service are equal to a whole year of service. You will also receive credit for any period of severance of less than 12 consecutive months.

DISTRIBUTIONS

Commencement of Distributions

5	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

DISTRIBUTIONS

Termination of Employment. You are entitled to receive a distribution from your Account after you terminate employment. This includes termination due to Disability. The distribution will start at the time specified in the section titled “Timing and Form of Payment” below.

Late Retirement. If you continue working for the Employer after your Normal Retirement Age, your participation under the Plan will continue, and your benefits will begin following the date you terminate employment. You may elect to have the Plan Administrator begin the distribution of your benefit at any time after reaching your Normal Retirement Age (even if you are still working) by providing the Plan Administrator with a written election that you want your benefits to begin.

Death. If you die, your beneficiary will become entitled to receive your vested Account balance. The distribution will start at the time specified in the section titled “Timing and Form of Payment” below.

Normal Retirement Age

“Normal Retirement Age” means the date you reach age 65.

Timing and Form of Payment

Distribution for Reasons Other Than Death. If you become entitled to receive your benefit for any reason other than death your Account will be distributed in a lump sum payment. This is your normal form of payment. In addition to the normal form of payment, distributions from the Plan after termination of employment (for reasons other than death) may be made in a lump sum payment or substantially equal annual or more frequent installments over a period not to exceed the joint life expectancy of you or your Beneficiary or under a continuous right of withdrawal. Payment of your vested Account may start as soon as administratively feasible with a final payment made consisting of any allocations occurring after your termination of employment. Your Account is payable in cash or as an in-kind distribution. If you do not choose a form of payment, the payment will be made in the form of a lump sum distribution.

Distribution on Account of Death. If you die before distribution of your Account begins, distribution of your entire Account must be completed by December 31 of the calendar year containing the fifth anniversary of your death unless an election is made by your beneficiary to receive distributions in accordance with (1) and (2) below:

(1) Distributions may be made over the life or over a period certain not greater than the life expectancy of the beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which you die;

(2) If the beneficiary is your surviving spouse, the date distributions are required to begin in accordance with item (1) above will not be earlier than the later of (A) December 31 of the calendar year immediately following the calendar year in which you die, or (B) December 31 of the calendar year in which you would have attained age 70-1/2.

If the Qualified Preretirement Survivor Annuity has been waived or is not required, as specified below, your beneficiary will be entitled to a distribution in any form that is available to you prior to your death.

If you die after distribution of your Account has begun, the remaining portion of your Account will continue to be distributed under the method of distribution being used prior to your death. If your Account was not being distributed in the form of an annuity at the time of your death, your beneficiary may elect to receive your remaining vested Account balance in a lump sum distribution.

6	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

DISTRIBUTIONS

Cash Out

After your termination of employment with Employer, if the vested amount of your Account balance does not exceed $1,000 (or such lesser amount as determined by the Plan Administrator), your vested Account balance will be paid in a lump sum.

If the vested amount of your Account exceeds $1,000, you must consent to any distribution of your Account. However, the Plan Administrator will commence distribution of your vested Account balance without your consent at the time that payments must begin under applicable federal law - generally the April 1 following the later of the calendar year in which you attain age 70-1/2 or you terminate employment. Special rules apply to persons who are deemed to own more than 5% of the Employer.

Beneficiary

You have the right to designate, in a written form acceptable to the Plan Administrator, one or more primary and one or more secondary beneficiaries to receive any benefit becoming payable upon your death. Your spouse must be your sole beneficiary unless he or she consents to the designation of another beneficiary. You may change your beneficiaries at any time and from time to time by filing written notice of such change with the Plan Administrator.

If you fail to designate a beneficiary, or in the event that all designated primary and secondary beneficiaries die before you, the death benefit will be payable to your spouse, or if there is no spouse, to your children in equal shares, or if there are no children to your estate.

In-Kind Limitation

In-Kind distributions are permitted from company stock only.

IN-SERVICE DISTRIBUTIONS AND LOANS

In-service Distributions upon Normal Retirement Age

In-service distributions may be made upon attainment of Normal Retirement Age. These distributions can be made from the following Accounts: all Accounts.

Hardship Withdrawals

General Rule. You may receive a distribution on account of hardship from the vested portion of all of your Accounts, except certain earnings of your Elective Deferral Account may not be eligible for hardship withdrawal.

Your Roth Contributions may be withdrawn on account of financial hardship in the same manner as your regular Elective Deferral Contributions. Please note however, that the income on the Roth Contributions may be taxable (and subject to penalties for early withdrawal) if the withdrawal is not a “qualified distribution.”

7	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

IN-SERVICE DISTRIBUTIONS AND LOANS

Immediate and Heavy Financial Need. You may receive a hardship distribution only if the Plan Administrator finds that you have an immediate and heavy financial need where you lack other available resources. The following are the only financial needs considered immediate and heavy:

(1) Expenses incurred or necessary for medical care, described in Code section 213(d), for you or your spouse, children, or dependents;

(2) The purchase (excluding mortgage payments) of a principal residence for the Participant;

(3) Payment of tuition and related educational fees for the next 12 months of post- secondary education for you or your spouse, children or dependents;

(4) The need to prevent the eviction of you from your principal residence (or a foreclosure on the mortgage on your principal residence);

(5) Payments for burial or funeral expenses for your deceased parent, spouse, children or dependents; or

(6) Expenses for the repair of damage to your principal residence that would qualify for the casualty deduction.

Hardship distributions may be made for certain expenses of your primary beneficiary in addition to your dependents. These expenses include those for medical, tuition, and funeral expenses. A person is your “primary beneficiary” if that person is named as a beneficiary under the Plan and has an unconditional right to all or a portion of your Account Balance upon your death.

Amount Necessary to Satisfy Need. A distribution will be considered as necessary to satisfy your immediate and heavy financial need only if:

(1) You have obtained all distributions, other than hardship distributions, and all nontaxable loans under all plans maintained by the Employer;

(2) Your Elective Deferral Contributions, if applicable, will be suspended for 6 months after the receipt of the hardship distribution; and

(3) The distribution is not in excess of the amount of an immediate and heavy financial need (including amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated to result from the distribution).

Attainment of Age 59-1/2

You may receive a distribution after you reach age 59-1/2 from the vested portion of all of your Accounts. Your Roth Contributions may be withdrawn on account of attainment of age 59-1/2 in the same manner as your regular Elective Deferral Contributions. Please note however, that the income on the Roth Contributions may be taxable (and subject to penalties for early withdrawal) if the withdrawal is not a “qualified distribution.”

8	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

IN-SERVICE DISTRIBUTIONS AND LOANS

Withdrawals at Any Time

You may receive a distribution from your Rollover Contribution Account at any time.

Reservist Distributions

If you are a military reservist called to active duty for a period in excess of 179 days or for an indefinite period, you may receive a distribution from the Plan while still employed from amounts attributable to Elective Deferral Contribution elections and Catch-up Contributions. You must take the distribution during the period beginning on the date of your call-up and ending at the close of the active duty period. In addition, you must have been called to active duty after September 11, 2001.

Deemed Severance Distributions

If you are a member of the military called to active duty for a period in excess of 30 days you may receive a distribution from the Plan while still employed from amounts attributable to Elective Deferral Contribution elections and Catch-up Contributions. Your Elective Deferral Contributions and Catch-up Contributions, if applicable, will be suspended for 6 months after the receipt of the Deemed Severance Distribution.

In-Plan Roth Rollovers of Distributable Amounts

If you have money in a fully vested non-Roth Account that is eligible for a distribution you may roll over the Account balance to a Roth (after-tax) Account under this Plan. Please note that the following conditions apply: The Employer elects to allow In-Plan Roth Rollover Contribution by direct rollover as an in-service distribution only by Participants who are Employees, are at least age 59-1/2, and from Pre-Tax Elective Deferral Accounts only. Loan Accounts, if any, may not be distributed as part of an In-Plan Roth Rollover Contribution. A Participant may elect to have a portion of the amount that may be distributed as an In-Plan Roth Rollover Contribution to be distributed solely for purposes of federal or state income tax withholding related to the In-Plan Roth Rollover Contribution. If you roll over the payment to a designated Roth account in this Plan, the amount of the payment rolled over (reduced by any after-tax amounts directly rolled over) will be taxed. However, the 10% additional tax on early distributions will not apply (unless you take the amount rolled over out of the designated Roth account within the 5-year period that begins on January 1 of the year of the rollover). Any amount you rollover can be distributed under the rules applicable to the Account immediately prior to the rollover.

You may complete the transfer of the Account balance to a Roth account under this Plan beginning on August 01, 2015.

Rules Regarding In-service Distributions

The Plan Administrator may establish uniform procedures that include, but are not limited to, prescribing limitations on the frequency and minimum amount of withdrawals. All distributions will be made in the form of a single sum as soon as practicable following the valuation date as of which such withdrawal is made. Such distributions will be paid in cash or in kind. Only Employees are eligible to receive in-service distributions.

Loans

If you are an active employee you may apply for a loan from the Plan. Loans will only be made to persons who the Plan Administrator determines have the ability to repay the loan. You may not receive a loan if the sum of your new loan and the outstanding balance of all of your other loans would exceed the lesser of:

(1) $50,000 minus the difference between the highest outstanding balance of loans in the past 12 months and the outstanding balance of loans from the Plan on the date the loan is made, or

(2) one-half the present value of your vested Account balance.

9	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

IN-SERVICE DISTRIBUTIONS AND LOANS

Loans must be repaid over a period not extending beyond five years from the date of the loan, unless such loan is used to acquire a dwelling unit that, within a reasonable time (determined at the time the loan is made), will be used as your principal residence. The maximum loan term for a principal residence loan is 20 years.

Loans may only be made from the following Accounts and/or investments: all Accounts except for company stock.

The Plan Administrator will determine whether you may receive a loan from your Roth Contribution Account. If the Plan Administrator allows loans from your Roth Contribution Account, the Plan Administrator may specify an ordering rule for loans. The ordering rule will determine whether loans will be made first or last from your Roth Contribution Account or in any combination of your Roth Contribution Account and any other Account.

You must repay a loan in accordance with the repayment schedule or you may make a full or partial prepayment. You may not refinance your loan. The loan will become payable in full on your termination of employment. The maximum number of loans outstanding at any one time is two (2). The minimum loan amount is $1,000. Payments will be made through payroll deduction from each regular paycheck.

Loan fees may be charged against the Account of the Participant to whom the loan is granted and the Plan Administrator may adopt any administrative rules or procedures that it deems necessary or appropriate with respect to the granting and administering of loans. Please contact the Plan Administrator if you would like more information regarding taking a loan from the Plan.

INVESTMENTS

Trust Investments

Any reference to “trust” will mean SBERA common and collective Trust. The Trustee is authorized to invest all of the Trust in the SBERA common and collective Trust.

Participant Self Direction

In General. The Plan Administrator allows you to direct the investment of all of your Accounts. The Plan Administrator may establish uniform guidelines and procedures relating to Participant self-direction.

10	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

INVESTMENTS

Investment Elections. You may direct the percentage of your Accounts to be invested in one or more of the available investment funds. Your elections will be subject to such rules and limitations as the Plan Administrator may prescribe. After your death, your beneficiary may make investment elections as if the beneficiary were the Participant. However, the Plan Administrator may restrict investment transfers to the extent required to comply with applicable law.

Investment Decisions. The Plan is intended to constitute a plan described in section 404(c) of ERISA. This means that Plan fiduciaries may be relieved of liability for any of your losses that are the result of your investment elections.

Qualifying Employer Securities

The Trustee may not invest the assets of the trust fund in “qualifying employer securities” or “qualifying employer real property”.

Voting Rights

You may direct the Trustee as to the exercise of voting rights with respect to your allocable share of any investment in the Trust Fund that allows or requires voting. The Trustee will provide or direct you to where you can find notices, prospectuses, financial statements, proxies and proxy soliciting material relating to such investment. The Plan Administrator will provide you with voting forms and instructions. Your instructions will remain in the strict confidence of the Trustee. Any investments for which no instructions are received by the Trustee within such time specified by notice and, unless otherwise required by applicable law, any shares which are not allocated to Participants’ Accounts are voted by the Trustee in the same proportion that the shares for which instructions are received are voted.

Valuation Dates

Accounts are valued each business day.

SPECIAL TOP-HEAVY RULES

Minimum Allocations

If the Plan is Top-Heavy, the Employer will generally allocate a minimum of 5% of your Compensation to the Plan if you are a Participant who is (i) employed by the Employer on the last day of the Plan Year and (ii) not a key employee.

Minimum Vesting

If you complete an hour of service while this Plan is Top-Heavy, your vested percentage will be determined under the following schedule to the extent that it is more favorable than the vesting schedule provided for the section entitled “Vesting”:

11	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

SPECIAL TOP-HEAVY RULES

Years of Vesting Service	Vesting Percentage

Less than One Year	0%

One Year but less than Two Years	20%

Two Years but less than Three Years	40%

Three Years but less than Four Years	60%

Four Years but less than Five Years	80%

Five Years but less than Six Years	100%

Six Years or More	100%

CLAIM PROCEDURES

Application for Benefits. You or any other person entitled to benefits from the Plan (a “Claimant”) may apply for such benefits by completing and filing a claim with the Plan Administrator. Any such claim must be in writing and must include all information and evidence that the Plan Administrator deems necessary to properly evaluate the merit of and to make any necessary determinations on a claim for benefits. The Plan Administrator may request any additional information necessary to evaluate the claim.

Timing of Notice of Denied Claim. The Plan Administrator will notify the Claimant of any adverse benefit determination within a reasonable period of time, but not later than 90 days (45 days if the claim relates to a disability determination) after receipt of the claim. This period may be extended one time by the Plan for up to 90 days (30 additional days if the claim relates to a disability determination), provided that the Plan Administrator both determines that such an extension is necessary due to matters beyond the control of the Plan and notifies the Claimant, prior to the expiration of the initial review period, of the circumstances requiring the extension of time and the date by which the Plan expects to render a decision. If the claim relates to a disability determination, the period for making the determination may be extended for up to an additional 30 days if the Plan Administrator notifies the Claimant prior to the expiration of the first 30-day extension period.

Content of Notice of Denied Claim. If a claim is wholly or partially denied, the Plan Administrator will provide the Claimant with a written notice identifying (1) the reason or reasons for such denial, (2) the pertinent Plan provisions on which the denial is based, (3) any material or information needed to grant the claim and an explanation of why the additional information is necessary, and (4) an explanation of the steps that the Claimant must take if he wishes to appeal the denial including a statement that the Claimant may bring a civil action under ERISA.

Appeals of Denied Claim. If a Claimant wishes to appeal the denial of a claim, he must file a written appeal with the Plan Administrator on or before the 60th day (180th day if the claim relates to a disability determination) after he receives the Plan Administrator’s written notice that the claim has been wholly or partially denied. The written appeal must identify both the grounds and specific Plan provisions upon which the appeal is based. The Claimant will be provided, upon request and free of charge, documents and other information relevant to his claim. A written appeal may also include any comments, statements or documents that the Claimant may desire to provide. The Plan Administrator will consider the merits of the Claimant’s written presentations, the merits of any facts or evidence in support of the denial of benefits, and such other facts and circumstances as the Plan Administrator may deem relevant. The Claimant will lose the right to appeal if the appeal is not timely made. The Plan Administrator will ordinarily rule on an appeal within 60 days (45 days if the claim relates to a disability determination). However, if special circumstances require an extension and the Plan Administrator furnishes the Claimant with a written extension notice during the initial period, the Plan Administrator may take up to 120 days (90 days if the claim relates to a disability determination) to rule on an appeal.

12	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

CLAIM PROCEDURES

Denial of Appeal. If an appeal is wholly or partially denied, the Plan Administrator will provide the Claimant with a notice identifying (1) the reason or reasons for such denial, (2) the pertinent Plan provisions on which the denial is based, (3) a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Claimant’s claim for benefits, and (4) a statement describing the Claimant’s right to bring an action under section 502(a) of ERISA. The determination rendered by the Plan Administrator will be binding upon all parties.

Determinations of Disability. If the claim relates to a disability determination, determinations of the Plan Administrator will include the information required under applicable United States Department of Labor regulations.

Statute of Limitations

The Plan has a contractual statute of limitations as follows: 180 days after notice of the Plan’s decision is mailed to the Participant or Beneficiary.

YOUR RIGHTS UNDER ERISA

As a participant, you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 (ERISA). This federal law provides that you have the right to:

Examine, without charge, at the Plan Administrator’s office and at other specified locations, such as worksites and union halls, all documents governing the Plan, including insurance contracts and collective bargaining agreements, and a copy of the latest annual report (Form 5500 Series) filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration.

Obtain, upon written request to the Plan Administrator, copies of documents governing the operation of the Plan, including insurance contracts and collective bargaining agreements, and copies of the latest annual report (Form 5500 Series) and updated Summary Plan Description. The Plan Administrator may make a reasonable charge for the copies.

Receive a summary of the Plan’s annual financial report. The Plan Administrator is required by law to furnish each participant with a copy of this summary annual report.

Obtain, once a year, a statement from the Plan Administrator regarding your Accrued Benefit under the Plan and the nonforfeitable (vested) portion of your Accrued Benefit, if any. This statement must be requested in writing and is not required to be given more than once every 12 months. The Plan must provide the statement free of charge.

In addition, ERISA imposes duties upon the people who are responsible for the operation of the Plan. The people who operate the Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of you and other Plan participants and beneficiaries. No one, including your employer, your union, or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining your benefits or exercising your rights under ERISA.

13	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

YOUR RIGHTS UNDER ERISA

If your claim for a benefit is denied or ignored, in whole or in part, you have a right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules. Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of Plan documents or the latest annual report from the Plan and do not receive them within 30 days, you may file suit in a Federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator.

If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or Federal court. In addition, if you disagree with the Plan’s decision or lack thereof concerning the qualified status of a domestic relations order, you may file suit in Federal court. If it should happen that Plan fiduciaries misuse the Plan’s money, or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a Federal court. The court will decide who should pay court costs and legal fees. If you are successful the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous.

If you have any questions about the Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the Plan Administrator, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

MISCELLANEOUS

Domestic Relations Orders

Under certain circumstances, a court may issue a domestic relations order assigning a portion of your benefits under the Plan to a spouse, former spouse, child or other dependent. The Plan Administrator will determine whether the order is a qualified domestic relations order (“QDRO”). If the Plan Administrator determines that the order is a QDRO, it will implement the terms of the QDRO and divide your Account accordingly. You may obtain, without charge, a copy of the Plan’s QDRO procedures from the Plan Administrator.

14	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

MISCELLANEOUS

Disability

Under this Plan, you are disabled if you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. The permanence and degree of such impairment must be supported by medical evidence.

Assignment and Alienation of Benefits

Except as provided below, your Account is held in trust and cannot be assigned and, to the extent permitted by law, is not subject to any form of attachment, garnishment, sequestration or other actions of collection. You may not alienate, anticipate, commute, pledge, encumber or assign any of the benefits or payments which you may expect to receive, contingently or otherwise, under the Plan, except that you may designate a beneficiary.

However, you may lose all or part of your balance:

•	pursuant to the terms of a QDRO;

•	to comply with any federal tax levy; or

•

to comply with the provisions and conditions of a judgment, order, decree or settlement agreement between you and the Secretary of Labor or the Pension Benefit Guaranty Corporation relating to your violation (or alleged violation) of ERISA fiduciary responsibilities.

Amendment and Termination

Although the Employer intends to maintain the Plan indefinitely, the Employer may amend or terminate the Plan at any time in its sole discretion. If any of these actions is taken, you will be notified. However, no such action may permit any part of Plan assets to be used for any purpose other than the exclusive benefit of participants and beneficiaries or cause any reduction in your vested Account balance as of the date of the amendment or termination. If the Plan is terminated, all amounts credited to your Account will become 100% vested.

Fees

Your Account may be charged for some or all of the costs and expenses of operating the Plan. Such expenses include, but are not limited to, investment expenses and costs to process loans, Plan distributions and QDROs. For specific information regarding the fees that are charged by the Plan, please contact the Plan Administrator.

Insurance

The Plan is not insured by the Pension Benefit Guaranty Corporation (PBGC) because it is not a defined benefit pension plan.

15	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

MISCELLANEOUS

Administrator Discretion

The Plan Administrator has the authority to make factual determinations, to construe and interpret the provisions of the Plan, to correct defects and resolve ambiguities in the Plan and to supply omissions to the Plan. Any construction, interpretation or application of the Plan by the Plan Administrator is final, conclusive and binding.

Plan Not a Contract of Employment

The Plan does not constitute, and is not to be deemed to constitute, an employment contract between the Employer and any employee or an inducement or condition of employment of any employee. Nothing in the Plan is to be deemed to give any employee the right to be retained in the Employer’s service or to interfere with the Employer’s right to discharge any employee at any time.

Waiver

Any failure by the Plan or the Plan Administrator to insist upon compliance with any of the Plan’s provisions at any time or under any set of circumstances does not operate to waive or modify the provision or in any other manner render it unenforceable as to any other time or as to any other occurrence, whether the circumstances are the same or different. No waiver of any term or condition of the Plan is valid or of any force or effect unless it is expressed in writing and signed by a person authorized by the Plan Administrator to grant a waiver.

Errors

Any clerical or similar error by the Plan Administrator cannot give coverage under the Plan to any individual who otherwise does not qualify for coverage under the Plan. An error cannot give a benefit to an individual who is not actually entitled to the benefit.

Duty To Review Pay Records

As a participant in the Plan, you should understand that you have a duty to review your pay records (pay stub, etc.) to confirm that your Employer has properly implemented your salary reduction election. Furthermore, you have a duty to inform the Plan Administrator if you discover any discrepancy between your pay records and any Salary Reduction Agreement you have submitted. In addition, you should understand that the Plan Administrator will treat your failure to report any withholding errors for any payroll to which your Salary Reduction Agreement applies, by the cut-off date for the next following payroll, as your affirmative election to defer the amount actually withheld (including zero). You may, as mentioned above, modify your deferral election prospectively, consistent with the Plan terms.

ADMINISTRATIVE INFORMATION

1.	The Plan Sponsor is Century Bancorp.

Address: 400 Mystic Avenue, Medford, Massachusetts 02155

Phone number: 781-391-4000

Employer Identification Number: 04-2498617

16	Copyright © 2002-2018 Benefit Plans Administrative Services LLC

ADMINISTRATIVE INFORMATION

The Plan Administrator is Thomas Forese, Jr.

Plan Administrator Contact Information:

Address: SBERA, 12 Gill Street, Woburn, Massachusetts, 01801

Phone number: 781-938-9595

2.	The Plan is a 401(k) profit-sharing plan. The Plan number is 002.

3.

The Plan’s designated agent for service of legal process is the President of the corporation named in item 1. Any legal papers should be delivered to such person at the address listed in item 1. However, service may also be made upon the Plan Administrator or a Trustee.

4.

The Plan’s assets are held in a trust created under the terms of the Plan. The Trustee is Savings Banks Employees Retirement Association. Its principal place of business is 12 Gill Street, Woburn, Massachusetts 01801.

5.	The Employer’s fiscal year and the Plan Year end on December 31.

6.

If the Plan is established or maintained by two or more employers, you can obtain a complete list of the employers sponsoring the Plan upon written request to the Plan Administrator (this list is also available for examination by participants and beneficiaries); you may also receive from the Plan Administrator, upon written request, information as to whether a particular employer is a sponsor of the Plan and, if the employer is a plan sponsor, the sponsor’s address.

17	Copyright © 2002-2018 Benefit Plans Administrative Services LLC